February 10, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:

ING Variable Products Trust

SEC File Nos. 333-73140; 811-8220

Ladies and Gentlemen:

Attached for filing, via the EDGAR system, is Post-Effective Amendment No. 43 (“Amendment”) to the Registration Statement of ING Variable Products Trust (“Registrant”).  This Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), as amended and shall become effective on April 29, 2011. The Registrant is filing the Amendment primarily for the purpose of updating the Registrant’s Adviser Class Prospectus, Class I Prospectus, Class S Prospectus and Class S2 Prospectus and related Statement of Additional Information in compliance with annual updating requirements pursuant to section 10 (a) (3) of the 1933 Act.

Should you have any questions or comments regarding this filing, please contact Kim Springer at 480-477-2674 or the undersigned at 480-477-2649.

Very truly yours,

    /s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP